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EXHIBIT 2

January 18, 2008

Patrick J. Callan, Jr.

President and Chief Executive Officer

One Liberty Properties, Inc.

60 Cutter Mill Road, Suite 303

Great Neck, NY 11021

Re: One Liberty Properties, Inc.

Dear Patrick:

ROCA Real Estate Securities Fund, L.P. is one of the largest stockholders in One Liberty Properties, Inc. (which this letter refers to as the “Company”) with 563,235 shares, or approximately 5.6% of the Company’s shares. We, as I am sure you and your other stockholders, are concerned about the downward trend in the Company’s stock value and would like to suggest methods that could enhance value for all stockholders.

Over the years the Company has assembled an outstanding portfolio of net leased properties, with diversity in product type and location. We have done extensive market research on the value of the Company’s properties and believe that, in the aggregate, their value is not reflected in the Company’s share price.

The recent calculation of net asset value by Ferris Baker Watts exceeds the 30-day trailing average closing share price by 30%. Our own independent calculation of net asset value is higher than Ferris Baker Watts’.

To our knowledge the Company did not engage in any transactions in 2007 - not a single acquisition, disposition, or lease. Despite no activity, through the third quarter of 2007, the Company incurred General and Administrative Expenses equal to 17% of Revenues. In 2006, 2005 and 2004, G&A represented 16%, 15% and 15% of Revenues, respectively.

We believe the costs to administer a portfolio of passive, fully net leased properties should be no more than 2% of Revenues and that public company costs should run another 3% to 5% of Revenues. Where is the benefit to stockholders of the extra 10% or more of Revenues that the Company is incurring in G&A? The Company’s G&A, as a percentage of Revenues, is as much as triple the G&A of other public REITs.

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The Company has not articulated any practical plan for growth in stockholder value. While the limited 2007 activity might be a prudent course of action in an uncertain market, we do not believe there is any justification for the Company incurring such extraordinary G&A costs while effectively acting as a caretaker of a portfolio of net leased properties.

Reducing the Company’s G&A expense should result in a correspondingly higher share price. For example, if the Company’s G&A were reduced from 17% to 7% of Revenues, and the dividend were in turn increased from 40% to 50% of Revenues (an increase of 25%), we believe that the Company’s share price could increase by 25%.

Additionally, the coverage ratio of Funds From Operations relative to the Company’s dividend is 1.3. Given the Company’s passive status, we believe the coverage ratio could comfortably be much lower and that the Company’s dividend could be increased by an additional 20%+ on this basis alone.

In short, we see no reason why the Company should not take simple and deliberate steps to increase its dividend by up to 50%. We believe the Company’s share price would respond positively to such changes.

In light of the foregoing, we propose that the Company:

1.	Immediately increase the current dividend from $.36 per share per quarter to $.43 per share per quarter (resulting in a 1.09 FFO coverage ratio).

2.	Within the first three months of 2008, reduce overhead from 17% of Revenues to no more than 7% of Revenues by adjusting and, where appropriate, eliminating officers’ and directors’ compensation and services agreements. The Company could then use the resultant cost savings of roughly $.10 per share per quarter to further raise the dividend to approximately $.53 per share per quarter

3.	If as of June 30, 2008, the Company’s share price is not at least $28.25 per share (at which price the new annualized dividend of $2.12 would represent a 7.5% yield), engage the services of an investment banker to explore strategic alternatives to maximize stockholder value, including the sale, merger or outright liquidation of the Company.

We believe the fiduciary duties of management and the Board require you to focus on concrete actions that reflect the Company’s willingness to act in the face of eroding stockholder value. We look forward to your response to these proposals.

Sincerely,

/s/ Ray Wirta
Ray Wirta